[redacted]

15026836

SECU ... ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8-20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/14** (MM/DD/YY) AND ENDING **09/30/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cape Securites, Inc.**, as of **September 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J KEVIN JUKES NOTARY PUBLIC HENRY COUNTY GA 11/12/19

Signature

C.E.O.

Title

11/30/15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPE SECURITIES, INC.
Financial Statements
For the Year Ended
September 30, 2015
With
Independent Auditor's Report

CAPE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDIDION
SEPTEMBER 30, 2015

ASSETS

Cash and cash equivalents	$ 176,425
Clearing deposit	100,000
Due from clearing broker-dealer	77,006
Commissions receivable-other	105,309
Office furniture and equipment, net of accumulated depreciation of $10,944	63,812
Prepaid expenses	53,418
Due from brokers	32,337
Due from related parties	103,889
Due from employees	8,621
Securities owned	40,063
Total assets	$ 760,880

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 28,157
Accrued litigation and settlements	45,000
Notes Payable – Insurance Financing	27,994
Accrued commissions	97,922
Accrued payroll and taxes	22,967
Note payable to regulators	88,364
Total liabilities	310,404
STOCKHOLDER'S EQUITY:	
Common stock, par value $1; 500,000 shares authorized; 230,000 shares issued and outstanding	230,000
Additional paid-in capital	237,360
Retained deficit	-16,883
Total stockholder's equity	450,476
Total liabilities and stockholder's equity	$ 760,880

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2015

REVENUES	
Commissions	$6,246,963
Fees from branches and brokers	578,985
Incentive fee from clearing broker	200,000
Gain/Loss on Securities	1,174
Other	74,697
	7,101,819
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation and benefits	5,695,941
Clearance fees	226,795
Occupancy	164,147
Communications	34,778
Other operating expenses	1,133,721
	7,255,382
NET LOSS	$ -153,563

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$-153,563
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	8,400
Decrease in clearing deposit	296
Decrease in commissions receivable-other	94,577
Decrease in due from clearing broker	5,598
Decrease in securities owned	23,502
Increase in prepaid expenses	(544)
Increase in receivable from related party	(40,493)
Decrease in due from brokers	54,862
Increase in due from employees	(5,771)
Increase in accounts payable, accrued expenses and other liabilities	25,003
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,867
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(4,598)
NET CASH USED BY INVESTING ACTIVITIES	(4,598)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to stockholder	(98,000)
NET CASH USED BY FINANCING ACTIVITIES	(98,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(90,732)
CASH AND CASH EQUIVALENTS:	
Beginning of year	267,157
End of year	$ 176,425

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2015

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, September 30, 2014	$230,000	$237,359	$ 234,680	$702,039
Net income			(153,563)	(153,563)
Distributions			(98,000)	(98,000)
Balance, September 30, 2015	$230,000	$237,359	$ (16,883)	$450,476

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less, that are not held for sale in the ordinary course of business, to be cash and cash equivalents in the balance sheet and the statement of cash flows.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company elected S corporation status effective October 1, 2011 whereby the income or losses of the Company flow through to and are taxable to its stockholder.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions Receivable: Commissions receivable are non-interest bearing uncollateralized obligations receivable from brokerage transactions.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists primarily of commissions' receivable from brokerage transactions.

Date of Management's Review: Subsequent events were evaluated through November 25, 2015, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $179,449, which was $158,755 in excess of its required net capital of $20,694 and the ratio of aggregate indebtedness to net capital was .58 to 1.0.

NOTE C – RELATED PARTIES

Effective August 2013, the Company leases office premises from a related party for $7,500 monthly under a sublease that expires July 2016. The related party landlord pays its landlord $5,000 monthly and is dependent upon the Company to fund its lease commitment. The related party landlord has an option to purchase the office premises.

The related party's commitment under the office premises operating lease for which it is dependent upon the Company's sublease for payment is approximately the following:

2016	50,000
Total	$50,000

In addition, effective September 2014 a related entity purchased two automobiles used by officers of the Company, under installment notes for which the related entity will be dependent upon the Company for cash flow for the installment payments. Future payments required under the terms of the notes are the following:

2016	19,000
2017	19,000
2018	19,000
2019	19,000
Thereafter	19,000
Total	$95,000

From time to time, the Company pays expenses of related companies engaged in insurance and investment advisory, among other things, and periodically seeks reimbursement. The account receivable from related parties arose from those transactions.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk

NOTE D – FINANCIAL INSTRUMENTS (CONTINUED)

of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – CLEARING BROKER & CLEARING AGREEMENTS

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organizations at September 30, 2015 consists of commissions receivable and funds on deposit in various accounts. The receivables are considered fully collectible and no allowance is required.

During 2015, the company changed clearing firms, as an incentive the new clearing firm paid the company $200,000 upon completion of the conversion.

NOTE F – CONTINGENCIES

At September 30, 2015, the Company is engaged in six arbitrations and two other matters with customers incurred in the normal course of business. At September 30, 2015, the Company has accrued $45,000 for the expected cost to litigate and settle the matters. It is reasonably possible that the eventual outcome of these matters could differ from the amount accrued and that difference could be material.

NOTE G – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE G – FAIR VALUE (CONTINUED)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2015:

	Fair Value Measurements September 30, 2015	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, common stock, Available for sale	$ 40,063	$ 40,063	$ -	$ -

Fair value of securities owned and available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

NOTE H – REGULATORY MATTERS

During 2015, the Company paid a fine of $125,000 to FINRA for alleged failures of its supervisory systems. The note payable to regulator is related to this fine. The note bears interest at the prime rate plus 3% and is being paid over 36 months beginning June 2015.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2015

NET CAPITAL:

Total stockholder's equity	$ 450,476
Less non-allowable assets:	
Office furniture and equipment	63,812
Prepaid expenses and deposits	53,418
Accounts receivable from brokers	32,337
Accounts receivable from related parties	103,889
Advances to employees	8,621
Commission Receivable, net	2,310
of related commission payable	(264,387)
Net capital before haircuts	186,089
Less haircuts	
Securities owned	(6,640)
Undue concentration	0
Net capital	$ 179,449
Required minimum net capital	$ 5,000
Aggregate indebtedness, liabilities	$ 310,404
Required net capital based on aggregate indebtedness	$ 20,694
Excess net capital	$ 158,755
Ratio of aggregate indebtedness to net capital	.58 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2015

Net capital, as reported in Part IIA of Form X-17 a-5	$141,476
TO REMOVE ERRONEOUS NON-ALLOWABLE ASSET	24,884
TO NET COMMISSIONS PAYABLE INTO NON-ALLOWABLE COMMISSIONS RECEIVABLE	13,089
NET CAPITAL AS REPORTED ABOVE	$179,449

CAPE SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2015

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Cape Securities, Inc.

We have audited the accompanying financial statements of Cape Securities, Inc., which comprise the statement of financial condition as of September 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cape Securities, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Securities, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Cape Securities, Inc. financial statements. The information is the responsibility of Cape Securities, Inc.'s management. Our audit procedures included determining whether the information in Schedules I, II, III and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned

supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

November 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CAPE SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Cape Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Cape Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Securities, Inc.'s management is responsible for Cape Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2015, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Securities, Inc. stated that Cape Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Cape Securities, Inc.

Cape Securities, Inc.
1600 Pennsylvania Ave.
McDonough, GA 30253
Ph: 678) 583-1120
Fax: 678) 583-1258

BROKER DEALERS ANNUAL EXEMPTION REPORT

Cape Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Cape Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended September 30, 2015 without exemption.

Jim R. Webb
President, CEO
November 11, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020747 FINRA SEP
CAPE SECURITIES INC
1600 PENNSYLVANIA AVE
MCDONOUGH GA 30253-9113

RECEIVED SEP 22 2015 BY:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JEFFREY MCCULLOUGH
678-583-1120

2. A. General Assessment (item 2e from page 2) $ 13,241.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,996.03)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,244.97

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,244.97

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,244.97

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAPE SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of NOVEMBER 20 15

Chief Administrative Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2014**
and ending **9/30/2015**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,101,819
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,575,707
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	228,384
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	1,174
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	1,805,265
2d. SIPC Net Operating Revenues	$ 5,296,554
2e. General Assessment @ .0025	$ 13,241 (to page 1, line 2.A.)